UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

International Game Technology PLC Announces Offering Senior Secured Notes Denominated in Euros
and Announces Redemption of 6.500% Senior Secured U.S. Dollar Notes due February 2025

On September 10, 2024, International Game Technology PLC (NYSE:IGT) ("IGT" or the "Company") announced that IGT Lottery Holdings B.V., a wholly-owned subsidiary of the Company, intends to proceed with a benchmark offering of senior secured notes denominated in Euros (the "Notes"), subject to customary market and closing conditions (the "Offering"). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

The Company intends to use the proceeds from the Offering to redeem the $499,999,000 of IGT's 6.500% Senior Secured U.S. Dollar Notes due February 2025 outstanding at par (the "Redemption") to pay certain debt issuance costs incurred in connection with the Offering, to pay certain fees and expenses incurred in connection with the Redemption, for general corporate purposes or any combination of the foregoing.

The Redemption is conditioned on the Company's receipt of sufficient proceeds in connection with the Offering.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces a Benchmark Offering of Senior Secured Notes Due 2030", dated September 10, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces a Benchmark Offering of Senior Secured Notes Due 2030", dated September 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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